Exhibit (a)(2)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138


                                  May 17, 2002

                           Offer To Purchase Units in
                  Capital Realty Investors III Ltd. Partnership
                                for $100 Per Unit

Dear Limited Partner:

Enclosed with this letter is an offer to purchase limited partnership units in Capital Realty Investors III Ltd. Partnership (the "Partnership") for $100 per unit [See "THE OFFER--Introduction"]. This offer expires on June 17, 2002. If you are interested in selling your units, please read the enclosed offer carefully.

The Partnership currently holds limited partnership interests in twenty-two limited partnerships (the "Local Partnerships"). The majority of these Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties. [See "THE OFFER--Section 10--Certain Information Concerning the Partnership "].

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o    Eliminate Future Taxable Income
     Over the past two years, the Partnership generated taxable income that was significantly higher than the amount of income distributed to the limited partners of the Partnership. While the Purchaser has no information regarding the Partnership's future year-end income and distribution levels, it is possible that future years will be similar to the previous two years. Limited partners who sell their units will terminate their investment in the Partnership and eliminate future tax liability associated with the ownership of their units. Please see "THE OFFER--Section 6--Certain Tax Consequences" for further information regarding the tax consequences of a sale of your units.

o    Purchase Money Notes
     A significant number of the Local Partnerships are encumbered by purchase money notes ("PMNs") that are secured by the Partnership's ownership interests in the Local Partnerships. These PMNs had combined outstanding principal and accrued interest of $33.3 million as of December 31, 2001. This amount is in excess of the Partnership's current cash position.

     Several of the PMNs have reached maturity and the Partnership is exploring strategies to avoid the foreclosure of the encumbered properties. These strategies include extending the terms of the PMNs and negotiating reduced payoff amounts to eliminate the PMNs. Reduced payoffs would benefit limited partners by reducing the Partnership's debt, but it will also create a taxable event based on the forgiveness of debt. A property foreclosure would also result in a taxable event that could result in significant taxable income for limited partners.

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o    Opportunity for Liquidity The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for 19 years. Given the government restrictions and the long-term nature of the leases encumbering the Partnership's properties, the Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o Offer Price May Not Represent the Full Value of Your Units No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to limited partners. Because of the two-tiered nature of the Partnership, the government-regulated income restrictions and the potential inability to sell or refinance a portion of the Partnership's assets, the Purchaser was unable to calculate a net asset value (NAV) for units and the Purchaser's offer price may be viewed as speculative in nature. As a result, it is uncertain whether the offer price reflects the value that would be realized upon the sale of units by a limited partner to a third party. [See "THE OFFER-Introduction-Market Value of Units"]

o Conflict of Interest The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o Effects of a Sale of Your Units Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

The Purchaser

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Company, the information agent for this offer, toll-free at (800) 207-3158 or call them collect at (212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP